Exhibit 99.3

i-80 Gold Announces Commencement of Trading

Reno, Nevada, April 12, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to announce that, following the completion of its spin-out from Premier Gold Mines Limited (“Premier”) by way of plan of arrangement completed on April 7, 2021, the common shares of i-80 have been listed and posted for trading on the Toronto Stock Exchange (“TSX”). Trading in i-80’s common shares will commence at the opening of the TSX tomorrow, April 13, 2021, under the symbol “IAU”.

Ewan Downie, Chief Executive Officer of i-80, commented: “Following the closing of the acquisition of Premier Gold, we are pleased to launch an exciting new Nevada-focused gold producer and developer holding a high-grade portfolio of deposits in one of the world’s premier mining jurisdictions. With Equinox continuing as a cornerstone shareholder in this new company, we will immediately begin executing on our strategy to grow reserves and resources, and production. A major drill program at the Getchell Project is slated to begin in the coming week, and a substantially increased expansion drill program that is now underway at South Arturo, are expected to unlock long-term value for our shareholders.”

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo and advancing an underground development program for the 100%-owned McCoy-Cove Property. i-80 is also completing the acquisition of the Getchell Project and will aggressively pursue the development of the Pinson underground and open pit opportunities.

For further information, please contact:

Ewan Downie - CEO

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.